Exhibit 99.1

www.casipharmaceuticals.com

CASI PHARMACEUTICALS ANNOUNCES

FIRST QUARTER 2023 FINANCIAL RESULTS

BEIJING, China (May 17, 2023) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a Cayman Islands incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported financial results for the three months ended March 31, 2023.

Wei-Wu He, Ph.D., CASI’s Chairman and Chief Executive Officer, commented, “Revenue for EVOMELA® was $8.3 million in the first quarter of 2023, down 8% from the same period in 2022. This decline is primarily due to the enhanced impact of the COVID-19 restrictions in major cities in China since fourth quarter 2022. We are also facing competition from a generic melphalan for injection product with lower cost and undifferentiated formulation in China market. CASI’s commercial and medical marketing team has implemented a strategy to defend our market leadership position. CASI has a strong foundation for our commercial franchise in the oncology malignant hematology therapeutic area. We will continue to grow our commercial franchise throughout 2023 and beyond.”

Dr. He continued, “Advancement, development, and commercialization of the portfolio remains our strategic focus. We have achieved a major milestone with our partner Juventas Biotechnology (Tianjin) (“Juventas”) on the CNCT-19 CART cell therapy. CNCT-19’s New Drug Application (NDA) was accepted by National Medical Products Administration (NMPA) in December 2022. We are now diligently preparing for the anticipated CNCT-19 launch in China. We are advancing the clinical development of BI-1206 in combination with rituximab and presently undertaking the enrollment of patients for the second cohort of the phase I trial in China. CB-5339 also received Clinical Trial Application approval from the NMPA in January 2023. We are transitioning the development of CID-103 into China for the malignant hematology indications and have submitted the multiple myeloma IND to the Chinese Health Authority. We plan to build on the momentum to drive our portfolio forward by executing on several milestones as well as bringing in new potential opportunities for synergy in the quarters ahead.”

First Quarter 2023 Financial Highlights

Revenues consist primarily of product sales of EVOMELA. Revenue was $8.3 million for the three months ended March 31, 2023, compared to $9.0 million for the three months ended March 31, 2022.

Costs of revenues were $3.4 million for the three months ended March 31, 2023, compared to $3.8 million for the three months ended March 31, 2022.

Research and development expenses for the three months ended March 31, 2023 were $2.5 million, compared with $4.0 million for the three months ended March 31, 2022. The decrease was mainly due to reduced R&D expenses on CID-103.

General and administrative expenses for the three months ended March 31, 2023 were $5.7 million, compared with $5.3 million for the three months ended March 31, 2022.

Selling and marketing expenses for the three months ended March 31, 2023 were $4.0 million, compared with $3.3 million for the three months ended March 31, 2022. The increase was mainly due to increased marketing activities.

Other income for the three months ended March 31, 2023 were $1.3 million, compared with $0.04 million for the three months ended March 31, 2022. The increase was mainly attributed to the $1.3 million refund from Pharmathen Global BV with respect to the termination of the exclusive distribution license agreement of product Octreotide LAI.

Net loss for the three months ended March 31, 2023 were $5.8 million, compared with $8.4 million for the three months ended March 31, 2022.

As of March 31, 2023, CASI had cash, cash equivalents, short term investments and long-term deposit of $44.8 million compared to $51.6 million as of December 31, 2022. Cash and cash equivalents are expected to fund current operations beyond the first quarter of 2024.

Further information regarding the Company, including its Quarterly Report for the quarter ended March 31, 2023, can be found at www.casipharmaceuticals.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EVOMELA® is proprietary to Acrotech Biopharma LLC and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

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(Financial Table Follows)

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	March 31, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	16,593	47,112
Short-term investments	25,111	1,462
Investment in equity securities, at fair value	2,585	2,763
Accounts receivable	11,108	12,973
Inventories	8,565	6,138
Prepaid expenses and other	2,632	2,975
Total current assets	66,594	73,423

Term deposit, non current	3,106	3,065
Property and equipment, net	11,249	11,831
Intangible assets, net	812	1,063
Long-term investments	4,329	4,398
Right of use assets	1,160	1,398
Other assets	1,146	1,056
Total assets	88,396	96,234

Current liabilities:
Accounts payable	2,825	3,289
Accrued and other current liabilities	10,532	11,816
Income tax payable	680	1,900
Total current liabilities	14,037	17,005

Other liabilities	12,135	12,297
Total liabilities	26,172	29,302

Redeemable noncontrolling interest, at redemption value	22,644	22,358

Shareholders' equity:
Ordinary shares	1	1
Additional paid-in capital	692,120	691,766
Treasury shares	(9,604)	(9,330)
Accumulated other comprehensive loss	(613)	(703)
Accumulated deficit	(642,324)	(637,160)
Total shareholders' equity	39,580	44,574

Total liabilities, redeemable noncontrolling interest and shareholders' equity	88,396	96,234

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Three months ended March 31,
	2023	2022

Revenues
Product sales	8,347	9,025
Lease income from a related party	-	37
Total revenues	8,347	9,062

Costs of revenues	3,378	3,758

Gross profit	4,969	5,304

Research and development	2,534	3,992
General and administrative	5,745	5,325
Selling and marketing	3,962	3,277
Foreign exchange gain	(59)	(333)
Total operating expense	12,182	12,261

Loss from operations	(7,213)	(6,957)

Interest income, net	202	74
Changes in fair value of investments	(140)	(1,555)
Other income	1,337	38
Loss before income tax expense and share of net loss in an equity investee	(5,814)	(8,400)
Income tax expense	-	-
Net loss before share of net loss in an equity investee	(5,814)	(8,400)
Share of net loss in an equity investee	(17)	-
Net loss	(5,831)	(8,400)
Less: loss attributable to redeemable noncontrolling interest	(667)	(417)
accretion to redeemable noncontrolling interest redemption value	845	613
Net loss attributable to CASI Pharmaceuticals, Inc.	(6,009)	(8,596)

Weighted average number of ordinary shares outstanding (basic and diluted)	13,339,218	13,795,480
Net loss per share (basic and diluted)	(0.45)	(0.62)

Comprehensive loss:
Net loss	(5,831)	(8,400)
Foreign currency translation adjustment	198	248
Total comprehensive loss	(5,633)	(8,152)
Less: comprehensive loss attributable to redeemable noncontrolling interest	(559)	(344)
Comprehensive loss attributable to ordinary shareholders	(5,074)	(7,808)